UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Unwired Planet, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

91531F103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,282
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,158,282
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,303
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 781,303
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,472
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,472
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,656
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,656
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,656
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,282
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,158,282
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,282
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,158,282
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158,282
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,158,282
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,158,282
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,158,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,158,282
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,158,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91531F103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,842
	8	SHARED VOTING POWER 1,158,282
	9	SOLE DISPOSITIVE POWER 214,842
	10	SHARED DISPOSITIVE POWER 1,158,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91531F103

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard CLP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except for an aggregate of 641,282 Shares that were acquired pursuant to the Issuer’s Rights Offering on September 9, 2013.  The aggregate purchase price of the 781,303 Shares beneficially owned by Starboard V&O Fund is approximately $1,312,993, excluding brokerage commissions.  The aggregate purchase price of the 335,472 Shares beneficially owned by Starboard S LLC is approximately $651,895, excluding brokerage commissions. The aggregate purchase price of the 12,656 Shares beneficially owned by Starboard C LP is approximately $25,436, excluding brokerage commissions. The aggregate purchase price of the 28,851 Shares held in the Starboard Value LP Account is approximately $60,417, excluding brokerage commissions.

The 214,842 Shares owned personally by Peter A. Feld were granted to Mr. Feld as compensation for his service on the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 112,243,093 Shares outstanding as of May 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

A.	Starboard V&O Fund

(a)	As of the close of business on August 4, 2015, Starboard V&O Fund beneficially owned 781,303 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 781,303
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 781,303
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 91531F103

B.	Starboard S LLC

(a)	As of the close of business on August 4, 2015, Starboard S LLC beneficially owned 335,472 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 335,472
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,472
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on August 4, 2015, Starboard C LP beneficially owned 12,656 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,656
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 12,656 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,656
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 91531F103

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 12,656 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 12,656
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,656
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on August 4, 2015, 28,851 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,158,282
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,158,282
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,158,282
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,158,282
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 91531F103

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,158,282
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,158,282
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 1,158,282
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,158,282
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith and Mitchell

(a)
Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,158,282
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,158,282

(c)
None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 91531F103

K.	Mr. Feld

(a)
As of the close of business on August 4, 2015, Mr. Feld directly owned 214,842 Shares.  Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 781,303 Shares owned by Starboard V&O Fund, (ii) 335,472 Shares owned by Starboard S LLC, (iii) 12,656 Shares owned by Starboard C LP and (iv) 28,851 Shares held in the Starboard Value LP Account.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 214,842
2. Shared power to vote or direct vote: 1,158,282
3. Sole power to dispose or direct the disposition: 214,842
4. Shared power to dispose or direct the disposition: 1,158,282

(c)
Mr. Feld has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of August 3, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 3, 2015, Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP, on behalf of the Starboard Value LP Account (collectively, “Starboard”), entered into a letter agreement (the “Letter Agreement”) with MAST Capital Management, LLC, on behalf of one or more funds under its management (“Mast Capital”), pursuant to which Mast Capital purchased from Starboard 9,000,000 Shares at a purchase price of $0.80 per share.  The full text of the Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 91531F103

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Letter Agreement, dated August 3, 2015, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, and Starboard Value LP, on behalf of the Starboard Value LP Account, and MAST Capital Management, LLC, on behalf of certain funds under its management.

CUSIP NO. 91531F103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2015

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 91531F103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
STARBOARD VALUE AND OPPORTUNITY FUND LTD
(13,443)	0.8113	06/08/2015
(6,721)	0.7994	06/09/2015
(9,678)	0.8000	06/11/2015
(26,886)	0.8104	06/12/2015
(5,945)	0.8000	06/15/2015
(50,411)	0.7652	06/19/2015
(21,344)	0.7178	06/22/2015
(6,745)	0.7668	07/15/2015
(6,070,825)*	0.8000	08/03/2015

STARBOARD VALUE AND OPPORTUNITY S LLC

(5,772)	0.8113	06/08/2015
(2,886)	0.7994	06/09/2015
(4,156)	0.8000	06/11/2015
(11,544)	0.8104	06/12/2015
(2,553)	0.8000	06/15/2015
(21,646)	0.7652	06/19/2015
(9,165)	0.7178	06/22/2015
(2,896)	0.7668	07/15/2015
(2,606,661)*	0.8000	08/03/2015

STARBOARD VALUE AND OPPORTUNITY C LP

(218)	0.8113	06/08/2015
(109)	0.7994	06/09/2015
(157)	0.8000	06/11/2015
(436)	0.8104	06/12/2015
(96)	0.8000	06/15/2015
(817)	0.7652	06/19/2015
(346)	0.7178	06/22/2015
(110)	0.7668	07/15/2015
(98,339)*	0.8000	08/03/2015

* Represents a sale to MAST Capital Management, LLC, pursuant to the Letter Agreement defined and described in Item 6 of this Amendment No. 9 to the Schedule 13D.

CUSIP NO. 91531F103

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

(567)	0.8113	06/08/2015
(284)	0.7994	06/09/2015
(409)	0.8000	06/11/2015
(1,134)	0.8104	06/12/2015
(251)	0.8000	06/15/2015
(2,126)	0.7652	06/19/2015
(900)	0.7178	06/22/2015
(36,000)	0.6671	06/24/2015
(249)	0.7668	07/15/2015
(224,175)*	0.8000	08/03/2015

* Represents a sale to MAST Capital Management, LLC, pursuant to the Letter Agreement defined and described in Item 6 of this Amendment No. 9 to the Schedule 13D.